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06017500

SEC FILE NO. 82-35004

October 6, 2006


SEC MAIL
RECEIVED
PROCESSING
OCT 1 2 2006
WASH., D.C.
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U.S. Securities & Exchange Commission
The Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: Charlemagne Capital Limited 12g3-2 Submission

SUPPL

Dear Sir/Madam:

We are furnishing this letter and the enclosed document on behalf of our client, Charlemagne Capital Limited (the "Company"), in accordance with the requirements of Rule 12g3-2(b) adopted under the Securities Exchange Act of 1934, as amended. Pursuant to our original 12g3-2(b) submission dated July 10, 2006, we have agreed to furnish, on an ongoing basis, whatever information is made public, filed or distributed as described in Rule 12g3-2(b)(1)(i)(A), (B) or (C) promptly after such information is made or is required to be made public, filed or distributed. Accordingly, we enclose with this letter a copy of an announcement dated October 6, 2006 that the Company has made available to security holders relating to unaudited assets under management for the nine months ended 30 September 2006.

If the staff of the SEC has any questions or comments concerning the foregoing, please don't hesitate to call the undersigned at (212) 574-1429.

Very Truly Yours,

Michael Kessler

cc: David McMahon

SK 23121 0001 710108

Regulatory Announcement

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Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	AuM update
Released	07:00 06-Oct-06
Number	0523K


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RNS Number:0523K
Charlemagne Capital Limited
06 October 2006

6 October 2006

Charlemagne Capital Announces Unaudited Assets under Management for the Nine Months Ended 30 September 2006

Charlemagne Capital Limited ("Charlemagne", or the "Group") sets out below the movements in Assets under Management ("AuM") for the first nine months of its current financial year.

Group AuM total US$4.1 billion as at 2 October 2006(i)

The table below sets out the Group's AuM as at 2 October 2006 and the movements experienced in each product range in the period since 1 January 2006.

	1 January 2006 AuM (US$m)	Net subscriptions (US$m)	Net subscriptions (%)	Novy Neft reorganisation (US$m)	Novy Neft reorganisation (%)	Net performance (US$m)	Net performance (%)
Magna	988	(40)	(4.0)%	59	6.0%	43	4.3%
OCCO	254	112	44.1%	-	-	(3)	(1.0%)
Institutional	1,998	132	6.6%	77	3.8%	45	2.1%
Specialist	844	(18)	(2.1%)	(537)	(63.6%)	157	27.7%
Total	4,084	186	4.6%	(401)	(9.8%)	242	6.1%

Since 1 January 2006, Group AuM has risen to US$4,111 million, an increase of US$27 million or 0.7%. This is after taking into account the return of US$401 million or 9.8% of the opening AuM, as a result of the planned Novy Neft capital return(ii) as indicated in the Group's AIM Admission Document. Excluding the Novy Neft capital return, the Group's AuM increased by 10.5%.

Jayne Sutcliffe, Chief Executive commented:

"The year to date has seen significant volatility in emerging markets. These conditions have inevitably impacted both the market value of the Group's products as well as flows into these products. This is evident from the quarterly fund flows. During the first quarter, the Group saw US$611m of net subscriptions, followed by US$333m of net redemptions in the second quarter. In

the third quarter net redemptions reduced to US$92m. In aggregate and despite this volatility, during the first nine months of the year, net inflows (excluding the effect of Novy Neft) were positive at US$186 million.

"The third quarter has seen a return to stability in many of the markets in which the Group invests. In the three month period ended 2 October 2006, Charlemagne's investment performance contributed growth of 5.4% to Group AuM, in comparison to the MSCI Emerging Markets Index(iii) which increased by 4.1%. Investor confidence has been slower to recover and has resulted in continued outflows from the emerging market fund industry as a whole. We continue to believe that emerging markets are fundamentally undervalued compared with developed markets and offer superior growth opportunities."

(i) Data is reported as at the first business day of the following period in order to capture all subscription and redemption orders placed during the period but not processed until the next dealing date for the funds concerned.

(ii) Novy Neft and Novy Neft II ("Novy") are Bermudian companies listed on the Bermuda Stock Exchange. Novy Neft was launched in November 2003 and Novy Neft II in February 2004 with the objective of investing in local Gazprom shares via structured products. In December 2005, and as highlighted at the time of the Charlemagne IPO, Gazprom received legal permission to allow direct foreign investment into local Gazprom shares and, as a result, the two funds have been restructured during June 2006. As at 3 July 2006, AuM within Novy has reduced to US$71 million which may roll off over time. Novy generates an annual management fee of 1 per cent and no performance fees.

The positive fund attribution to Magna and Institutional as a result of the Novy Neft re-organisation is caused by the unwinding of shareholdings by funds in these categories in Novy.

(iii) MSCI Emerging Markets Index, excluding dividends for the period 1st July - 30th September 2006

Enquiries:

Charlemagne Capital Tel. 020 7518 2100
Jayne Sutcliffe, Chief Executive
David Curl, Finance Director & Head of Investment

Smithfield Consultants Tel. 020 7360 4900
John Kiely
George Hudson

This announcement is not for publication or distribution to persons in the United States of America, its territories or possessions or to any US person (within the meaning of Regulation S of the US Securities Act of 1933, as amended). Neither this announcement nor any copy of it may be taken or transmitted into Australia, Canada or Japan or to Canadian persons or to any securities analyst or other person in any of those jurisdictions. Any failure to comply with this restriction may constitute a violation of United States, Australian, Canadian or Japanese securities law. The distribution of this announcement in other jurisdictions may be restricted by law and persons into whose possession this announcement comes should inform themselves about and observe any such restrictions.

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and businesses of the Charlemagne Capital Group. These statements and forecasts involve risk and uncertainty

because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. Nothing in this announcement should be construed as a profit forecast.

This statement is aimed at providing information regarding the Assets under Management on which revenue is derived by Charlemagne Capital Limited. The unaudited data contained in this statement are currently provisional and all such data are subject to change. This statement is produced in order to provide greater disclosure to investors and potential investors and to ensure that they all receive equal access to the same information at the same time.

Notes to Editors:

Charlemagne Capital is a specialist emerging markets equity investment management group. Charlemagne Capital Limited was admitted to the AIM market of the London Stock Exchange on 4 April 2006.

Charlemagne's product range comprises mutual funds, hedge funds and institutional and specialist fund products primarily covering GEMs, Eastern Europe, Latin America and Asia. Charlemagne Capital employs a range of investment strategies including: long only, long/short, structured products and private equity. Charlemagne Capital's funds aim to exploit the inefficiencies in the market via a strict bottom up approach and focused stock selection.

Through the strong long-term investment performance track record of its principal funds, Charlemagne Capital has established itself as a market leader in emerging markets investment management. Its performance has been recognised through numerous awards and top rankings for its funds, including the 2005 Standard and Poor's 5-year best performing fund award in Austria, the 2006 Swiss Lipper Leaders 5-year award winner for Emerging Markets Europe and an AAA-rating by Standard & Poor's for its Magna Eastern European Fund (a sub-fund of Magna Umbrella Fund Plc).

This information is provided by RNS
The company news service from the London Stock Exchange

END

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